FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of February 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated February 17, 2004, announcing Registrant’s fourth quarter results for the year ending December 31, 2003, the launch of its SkyEdge product family, and that Registrant is scheduled to begin trading on the Tel Aviv Stock Exchange, in addition to its listing on Nasdaq.

This Report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 of Gilat Satellite Networks Ltd. (022-38667), Form F-3 of Gilat Satellite Networks Ltd. (No. 333-12242) and Form S-8 of Gilat Satellite Networks Ltd. (No. 333-96630), (No. 333-08826), (No. 333-10092), (No. 333-12466) and (No. 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Oren Most —————————————— Oren Most CEO and President

Dated: February 18, 2004

Gilat Announces 2003 Results And Next Generation SkyEdge™ Product Family

Company announces that it will begin trading also on the Tel Aviv Stock Exchange

Petah Tikva, Israel, February 17, 2004 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, today reported its results for the year ending December 31, 2003. The Company also announced the launch of its breakthrough, next generation SkyEdge product family and that it will begin trading (currently scheduled for next week) on the Tel Aviv Stock Exchange, in addition to its listing on Nasdaq.

Shareholder equity as of December 31, 2003 increased to US$76.4 million from a deficiency of US$(172.9) million as of December 31, 2002 and a deficiency of US$(7.4) million as of September 30, 2003. The Company improved its total cash balance by US$20.2 million in the quarter, bringing its total cash balance (including cash and cash equivalents, short term bank deposits, short and long term restricted cash and restricted cash held by trustees less short term bank credits) from US$76.6 million as of September 30, 2003 to US$96.8 million as of December 31, 2003.

Revenues for the fourth quarter of 2003 were $US42.4 million, and net income was US$33.8 million or US$1.65 diluted per share. The net income for the fourth quarter includes a gain from restructuring of debt in the amount of US$58.6 million offset by charges relating to inventory writes offs and impairment of long-lived assets in the amount of US$8.1 million.
By comparison, revenues for the fourth quarter of 2002 were US$41.8 million, and net loss was US$(191.1) million or US$(160.2) diluted per share. The net loss for the fourth quarter of 2002, included charges relating to impairment of goodwill, impairment of investments in companies, impairment of tangible and intangible assets, an impairment of inventory and a provision for doubtful accounts in the amount of US$149.6 million.

Revenues for the year ended December 31, 2003 were US$190.2 million and net income was US$143.6 million or US$11.24 diluted per share. The net income for the year ended December 31, 2003 includes a gain from restructuring of debt in the amount of US$244.2 million offset by charges relating to inventory write offs, restructuring charges and impairment of long-lived assets in the amount of US$39.1 million. By comparison, revenues for the year ended December 31, 2002 were $US208.8 million, and net loss was US$(348.2) million or US$(245.59) diluted per share. The net loss for the year ended December 31, 2002 included charges relating to impairment of goodwill, impairment of investments in companies, impairment of tangible and intangible assets, an impairment of inventory and a provision for doubtful accounts in the amount of US$226.6 million.

The Company also announced that its backlog remained stable with a balance of more than US$240 million as of December 31, 2003.

The Company also announced that its Board of Directors has called upon an Annual Meeting of the Shareholders expected to be held in the last week in April. Among the items to be brought before the shareholders, is a proposed increase in the authorized share capital of the Company, reelection and nomination of directors, reporting on business for the year ended December 31, 2003 and reappointing the independent accountants for the fiscal year ended December 31, 2004.

Gilat launches SkyEdge product family

The Company recently launched its new breakthrough SkyEdge product family. Able to support an endless array of applications in data, telephony and broadband IP, all using the same hub, the SkyEdge product family represents a breakthrough in the industry – it is the first truly comprehensive satellite communications platform to deliver superior data, voice and video services over a single, powerful system. The family consists of the SkyEdge System (the hub), and five VSAT products including:

•	SkyEdge™ Pro –Multi-service VSAT, supporting interactive data, mesh telephony, broadband IP and video with plug-in cards architecture, expanding the VSAT capabilities

•	SkyEdge™ IP –IP Router VSAT, supporting interactive, broadband IP, VoIP and multicasting applications

•	SkyEdge™Call – Telephony VSAT, supporting thin-route telephony applications

•	SkyEdge™ Gateway –Trunking Solutions VSAT,providing mesh trunking solutions supporting digital telephony and IP data on demand trunking applications

•	SkyEdge™ DVB-RCS –Enhanced Standard VSAT, fully supporting the DVB-RCS standard, but being much more than only a return link standard, this dual mode VSAT provides a unique real end to end standard solution for a satellite network operator with an arsenal of additional access schemes, embedded software and enhanced IP acceleration features for full flexibility and support in a complex IP environment.

“The development and launch of SkyEdge represents Gilat’s strategy of focusing on its core business, developing new, leading-edge technologies and in marketing and selling its products to a variety of market segments,” said Oren Most, Gilat’s President and CEO. “The road map of the new product family is based on thorough research and analysis of the needs of customers in various market segments, including Enterprise, SME and SoHo as well as different industries such as gaming, oil& gas, retail, banking, telephony and others. The product’s new technologies as well as its support of enhanced DVB-RCS, position Gilat as the undisputed leader in the VSAT industry. The announcement and launch of Gilat’s newest and innovative product family, SkyEdge, is an additional step in the turnaround plan which included the restructuring of the Company’s debt, an organizational reorganization, cost cutting programs and the strengthening of the Company’s sales and marketing operations.”

Fourth Quarter Events

Continued deal funnel – Gilat announced new deals in Australia, Africa, Latin America, Asia and the United States

•	Gilat signed an agreement to supply one of Australia’s leading telecommunications companies, Singtel-Optus, 2,500 additional Skystar 360E VSATs. Optus is already operating two-way satellite services in the Australia-New Zealand region based mainly on Gilat’s 360 and 360E systems. The large addition of VSATs to Optus’ network reflects its growing broadband service expansion/roll out in Australia and New Zealand.

•	Gilat was selected by Posta Kenyato supply a DialAw@y IP VSAT network linking Kenyan postal offices throughout the country. The network is the first of its kind in Africa, in terms of using satellite-communications equipment to modernize a country’s postal system. It is also one of the largest VSAT networks to be installed on the continent. Gilat has deployed similar applications in Kazakhstan, China, Brazil and in the United States.

•	Gilat signed an agreement with the Mexican telecommunications government company, Telecomunicaciones de México for its telecom´s and telegrafhic public services. The agreement calls for the deployment of a SkyStar 360E hub and up to 2,000 remote sites. Telegrafos, which is a government entity, will provide public services for such applications as national and international money wire transfers, telegrams, telex and fax, as well as voice traffic, email, Internet and Intranet services.

•	Gilat’s long-time customer Elektra, will be significantly expanding its existing Gilat satellite-based VSAT network with an additional 900 Skystar 360E sites. Elektra’s network provides internal connectivity services to its own retail outlets in Mexico, Central America and as far as Peru.

•	Gilat is supplying China’s Central Agriculture Broadcast and Television School (CABTS) with a hub and 300 SkyBlaster* 360 broadband VSATs. CABTS has been nominated by the Chinese Ministry of Agriculture to run the National Farmers’ Science and Technology Training Center and has established the China Distance Education Network. CABTS will use the VSAT technology to provide interactive distance-learning applications to its municipal schools.

•	The Fortune 500 financial companyCountrywide Home Loans, Inc., renewed its agreement with Spacenet for its 500-site nationwide satellite-based data network. Countrywide Home Loans initially contracted with Spacenet in June 1999 for a satellite network to support Interactive Distance Learning (IDL) applications at its home mortgage offices around the country. Based on the consistently strong performance of the Skystar Advantage VSAT platform, Countrywide recently expanded the capacity of its Spacenet network to support multiple concurrent training sessions.

•	Spacenet introduced its Connexstar Franchise Co-Marketing Program, a unique collection of resources for Spacenet VSAT network customers to help provide their franchisees or members with broadband connectivity easily and quickly. The program is designed to offer franchisers or retail cooperatives the tools they need to facilitate broadband adoption and implementation by their affiliates.

Additional Information

For additional information including downloading SkyEdge product brochures, visit the our website at the following link: http://www.gilat.com/SkyEdge_Intro_Downloads.asp?Sbj=621

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with more than 450,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Barry Spielman
+972-3-925-2201; barrys@gilat.com

Gilat Investor Relations:
+1 703- 848-1515
tim.perrott@spacenet.com

Gilat Satellite Networks Ltd.
Condensed Consolidated Balance Sheet
US dollars in thousands

	December 31,
	2003	2002
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	51,781	48,072
Short-term bank deposits		1,663
Short-term restricted cash	6,504	12,151
Restricted cash held by trustees	26,656
Trade receivables, (net of allowance for doubtful accounts)	38,998	55,459
Inventories	37,760	74,978
Other accounts receivable and prepaid expenses	28,940	47,113

Total current assets	190,639	239,436

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	13,664	10,733
Severance pay fund	7,343	7,664
Long-term trade receivables and other receivables, net	39,112	32,427

	60,119	50,824

PROPERTY AND EQUIPMENT, NET	141,581	162,905

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	9,617	21,049

TOTAL ASSETS	401,956	474,214

	December 31,
	2003	2002
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Short-term bank credit	1,770	1,826
Current maturities of long-term loans	3,000	8,197
Trade payables	25,715	26,507
Accrued expenses	35,040	37,592
Short-term advances from customer held by trustees	11,124
Other current liabilities	39,500	37,787

Total current liabilities	116,149	111,909

LONG-TERM LIABILITIES:
Accrued severance pay	7,151	8,412
Long-term advances from customer held by trustees	28,395
Long-term loans, net of current maturities	116,526	145,140
Accrued interest related to restructured debt	20,540
Other long-term liabilities	15,762	19,193
Investment in affiliated companies	2,543
Convertible subordinated notes	15,543	358,648

Total long-term liabilities	206,460	531,393

COMMITMENTS AND CONTINGENCIES

MINORITY INTEREST	2,946	3,827

SHAREHOLDERS' EQUITY (DEFICIENCY):
Share capital - Ordinary shares of NIS 0.01 par value	980	70
Additional paid in capital	718,225	617,797
Accumulated other comprehensive loss	-3,818	-8,165
Accumulated deficit	-638,986	-782,617

Total shareholders' equity (deficiency)	76,401	-172,915

Total liabilities and shareholders' equity (deficiency)	401,956	474,214

Gilat Satellite Networks Ltd.
Condensed Consolidated Income (Loss) Statements
US dollars in thousands

		Year ended December 31		Three months ended December 31
		2003	2002	2003	2002
		Unaudited	Audited	Unaudited	Unaudited

Revenues		190,177	208,755	42,381	41,771
Cost of Revenues		151,113	169,028	34,392	44,045
Inventory write off		6,434	20,107	3,249	2,299

Gross profit		32,630	19,620	4,740	-4,573

Research and development costs:
Expenses incurred		22,063	29,012	4,817	6,697
Less - grants		5,114	3,946	1,146	886

		16,949	25,066	3,671	5,811

Selling, general and administrative expenses		71,720	86,227	17,230	26,305
Provision for doubtful accounts		1,383	34,714	-402	2,632
Restructuring charges		3,905
Impairment of goodwill		5,000	13,049		13,049
Impairment of tangible and intangible assets		23,733	50,666	4,882	43,804

Operating income (loss)		-90,060	-190,102	-20,641	-96,174

Financial (income) expenses - net		3,256	21,324	1,514	5,993
Impairment of investments			51,379		31,108
Other (Income) expenses		-1,075		-253
Gain from restructuring of debt		244,203		58,594

Income (loss) before taxes on income		151,962	-262,805	36,692	-133,275

Taxes (Benefit) on income		9,690	929	1,764	562

Income (loss) after taxes on income		142,272	-263,734	34,928	-133,837

Share in profits (losses) of affiliated companies		488	-29,334	-2,660	-952
Minority Share in losses (earnings) of a subsidiary		871	3,517	1,521	658

Net income (loss) from continuing operations		143,631	-289,551	33,789	-134,131

Loss from cumulative effect of a change
in an accounting principle			56,716		56,716
Loss from discontinued operations			1,937		271

Net income (loss)		143,631	-348,204	33,789	-191,118

Earnings per share (in US dollars)	Basic	12.08	-245.59	1.86	-160.20

	Fully Diluted	11.24	-245.59	1.65	-160.20

Weighted average number of shares
used in computation of earnings
per share (in thousands)	Basic	11,888	1,179	18,120	1,193

	Fully Diluted	12,821	1,179	20,818	1,193